Group Communications and Investor Relations
Franciska Janzon
Tel. +358-20 427 2043
Fax +358-20 427 2103
Email: franciska.janzon@konecranes.com

9 June, 2006

Re Rule 12 g3-2(b) submission by KCI Konecranes Plc

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
USA

Attention: Division of International Corporate Finance

SUPPL

Ladies and Gentlemen:

I refer to the above-referenced exemption pursuant to Rule 12g3-2(b) (the "Rule") under the Securities Exchange Act of 1934, as amended (the "Act"), granted previously to KCI Konecranes Plc. I hereby transmit to you, in accordance with the provisions of Rule 12g3-2(b)(4) of the Act, a copy of the Stock Exchange Release published by the Company on 7 June, 2006 and a copy of the Stock Exchange Announcement of 9 June, 2006. .

As stated in paragraph (5) of the Rule, the Company understands that its furnishing the Securities and Exchange Commission with the information set forth above and the documents being transmitted herewith pursuant to the Rule shall not constitute an admission for any purpose that the Company is subject to the provisions of the Act.

Please contact the undersigned in connection with any of the points discussed in this letter.

Very truly yours,

KCI KONECRANES PLC
Group Communications and Investor Relations

Franciska Janzon
Investor Relations Manager

KCI KONECRANES ACQUIRED 100% OWNERSHIP STAKE IN MMH HOLDINGS, INC. AND UPS ITS FULL YEAR 2006 GUIDANCE

KCI Konecranes raises its sales growth guidance for year 2006 to exceed 35% over 2005 compared to the previous guidance of over 25%. The revision to previously announced guidance is primarily the result of the acquisition of MMH Holdings, Inc., the owner of U.S. based Morris Material Handling, Inc. Furthermore, KCI Konecranes sees continued good market conditions and currently no signs of slow down in market demand.

Konecranes Inc.'s subsidiary, HMM Acquisition Corp., further increased its stake in MMH Holdings, Inc. to 96.7% and then completed a short form merger as a result of which Konecranes, Inc. now owns 100% of MMH Holdings, Inc. shares.

The total acquisition price for the 100% ownership amounts to approximately USD 64.6 M. The net debt amounts to approximately USD 5 M which gives a total enterprise value of approximately USD 70 M. MMH Holdings, Inc will be consolidated into the KCI Konecranes Group figures as of 1 June 2006. Operationally MMH Holdings, Inc. continues as an independent entity within the KCI Konecranes Group.

Morris Material Handling Inc. and its subsidiaries (MMH) had annual sales of approximately USD 170 M in fiscal year 2005, which ended 31 October 2005. First half of fiscal year 2006 sales were USD 102 M, with an operating profit of USD 5.5 M (5.4 % of sales). MMH is expected to generate sales of approximately EUR 90 M for the period June-December 2006, with an estimated EBITDA margin of 8% and an EBIT margin of 6%. The current order book stands at approximately EUR 77 M.

The acquisition is expected to be earnings per share (EPS) accretive before synergies, adding approximately EUR 0.03 to KCI Konecranes EPS in year 2006. On an annualised level the positive impact before synergies equals to EUR 0.06 per share. The acquisition will temporarily increase the KCI Konecranes Group's gearing and lower the solidity, but this effect is expected to be mitigated by positive future cash flows.

With over 120 years of history in North America, Morris Material Handling, Inc., is a recognised player in the maintenance service and overhead crane industry. The addition of MMH's product ranges especially for the steel industry complements KCI Konecranes' offering. The acquisition also brings new opportunities for growth in Maintenance Services through the large installed base of MMH cranes. Through its subsidiaries MMH has local operations in Canada, Mexico and Chile.

A live webcast of Pekka Lundmark's presentation today on 7 June 2006 at KCI Konecranes' Capital Markets Day is scheduled for 10:20 am Helsinki time and can be followed on www.konecranes.com.

KCI Konecranes will report its half year 2006 results on Thursday, 3 August 2006.

KCI Konecranes is a world leading crane technology and service-company. Maintenance services are provided for cranes of every make. The product range includes light crane systems, heavy-duty cranes for process industries and shipyards, special harbour cranes for bulk materials and containers as well as reach stackers and lift trucks. In 2005, Group sales totalled EUR 971 million. The Group has over 6,000 employees in 38 countries. KCI Konecranes is listed on the Helsinki Stock Exchange (symbol: KCI1V).

KCI KONECRANES PLC

Franciska Janzon
IR Manager

FURTHER INFORMATION
Mr. Pekka Lundmark, President and CEO, tel. +358-20 427 2000
Mr. Teuvo Rintamäki, CFO, tel. + 358-20 427 2040

DISTRIBUTION
Helsinki Stock Exchange
Media

SHARE SUBSCRIPTIONS UNDER KCI KONECRANES' STOCK OPTIONS

A total of 204 400 new KCI Konecranes shares have been subscribed with stock option rights under KCI Konecranes' stock option plans as follows:

Stock option right	Shares	Subscription price (EUR/share)
1997	18 400	6.5175
1999 B-series	25 600	8.25
2001 A-series	12 400	8.50
2003 A-series	14 000	4.89
2003 B-series	134 000	5.405

Following these subscriptions KCI Konecranes' share capital will increase by EUR 102 200 totalling EUR 29 756 860. The number of shares will increase to 59 513 720 shares.

The new shares will be recorded in the Trade Register on or about 19 June, 2006 (shares subscribed under 1997 stock options) and 20 June, 2006 (shares subscribed under 1999 B-series, 2001 A-series, 2003 A-series and 2003 B-series stock options). The new shares will carry shareholders' rights from the date of registration. KCI Konecranes will apply for their listing on the Helsinki Stock Exchange with the company's existing shares. Trading in all new shares will start on or about 21 June, 2006.

The terms and conditions of all KCI Konecranes ongoing stock option plans are available on the Investor Relations website at www.konecranes.com/investor.

KCI Konecranes is a world leading crane technology and service company. Maintenance services are provided for cranes of every make. The product range includes light crane systems, heavy-duty cranes for process industries and shipyards, special harbour cranes for bulk materials and containers as well as reach stackers and lift trucks. In 2005, Group sales totalled EUR 971 million. The Group has approximately 7,000 employees in 38 countries. KCI Konecranes is listed on the Helsinki Stock Exchange (symbol: KCI1V).

KCI KONECRANES PLC

Franciska Janzon
IR Manager

FURTHER INFORMATION
KCI Konecranes Plc
Teuvo Rintamäki, Chief Financial Officer, tel. +358-20 427 2040

DISTRIBUTION
Helsinki Stock Exchange
Media